Exhibit 99.1

Grindrod Shipping Holdings Ltd. Becomes a Signatory of the Neptune Declaration on Seafarer Wellbeing and Crew Change

Singapore, February 3, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “it” or “we” or “our”), a global provider of maritime transportation services in the drybulk and product tanker sectors, announced it has signed the Neptune Declaration on Seafarer Wellbeing and Crew Change (the “Neptune Declaration”). The Neptune Declaration focuses on addressing the crew change crisis the shipping industry is facing due to the pandemic and prioritize high-quality health protocols.

The Neptune Declaration’s four major aims are to:

• recognize seafarers as key workers and give them priority access to Covid-19 vaccinations;

• implement high-standard health protocols;

• increase collaboration between ship operators and charterers to facilitate crew changes; and

• ensure airline connectivity between key maritime hubs for seafarers.

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“We are committed to the well-being and safety of our seafarers and are pleased to join a global coalition of over 400 companies and organizations striving to achieve the same ambitions. During the pandemic, shipping reaffirmed its vital function as the artery of global trade, keeping the global supply chain open for the benefit of societies around the world. This could not have happened without the endurance and sacrifices of our seafarers who have been facing unprecedented challenges. We look forward to working with our peers to address and resolve the challenges of crew changes and to ensure a safer and more resilient global maritime supply chain.”

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers on the water. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of three medium range tankers and one small tanker. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Grindrod Shipping management's examination of historical trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, among others, those discussed in Grindrod Shipping's public filings with the SEC. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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